UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 04, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 04, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

4 May 2022

Barclays PLC
Results of Annual General Meeting

The Barclays PLC Annual General Meeting was held earlier today.  A poll was held on each of the resolutions proposed and the results of the poll are set out below.  All resolutions were passed.

RESOLUTIONS		Number of votes cast "For" the Resolution	% of votes cast "For" the Resolution	Number of votes cast "Against" the Resolution	% of votes cast "Against" the Resolution	Number of votes Withheld*	Total votes cast as % of Issued Share Register
1	To receive the Reports of the Directors and Auditors and the audited accounts of the Company for the year ended 31 December 2021.	11,370,192,975	99.63	42,249,957	0.37	51,159,767	68.06%
2	To approve the Directors' Remuneration Report for the year ended 31 December 2021.	10,193,013,827	89.03	1,255,388,727	10.97	15,189,796	68.27%
3	To appoint C.S. Venkatakrishnan as a Director of the Company.	11,408,432,166	99.66	38,457,409	0.34	16,705,032	68.26%
4	To appoint Robert Berry as a Director of the Company.	11,406,754,559	99.66	39,277,758	0.34	17,562,290	68.26%
5	To appoint Anna Cross as a Director of the Company.	11,377,885,907	99.41	67,974,951	0.59	17,733,745	68.25%
6	To reappoint Mike Ashley as a Director of the Company.	11,143,328,173	97.35	302,829,395	2.65	17,445,128	68.26%
7	To reappoint Tim Breedon as a Director of the Company.	11,305,790,590	98.78	139,917,399	1.22	17,886,614	68.25%
8	To reappoint Mohamed A. El-Erian as a Director of the Company.	11,261,462,765	98.89	126,380,073	1.11	75,714,452	67.91%
9	To reappoint Dawn Fitzpatrick as a Director of the Company.	11,383,933,847	99.45	62,389,332	0.55	17,271,424	68.26%
10	To reappoint Mary Francis as a Director of the Company.	11,370,246,574	99.33	76,129,648	0.67	17,218,381	68.26%
11	To reappoint Crawford Gillies as a Director of the Company.	11,285,576,744	98.60	160,377,664	1.40	17,640,199	68.26%
12	To reappoint Brian Gilvary as a Director of the Company.	11,234,103,167	98.15	211,865,132	1.85	17,626,308	68.26%
13	To reappoint Nigel Higgins as a Director of the Company.	10,735,148,686	93.78	712,179,320	6.22	16,266,597	68.26%
14	To reappoint Diane Schueneman as a Director of the Company.	11,300,180,952	98.72	146,080,001	1.28	17,333,654	68.26%
15	To reappoint Julia Wilson as a Director of the Company.	11,417,244,655	99.75	29,089,359	0.25	17,260,589	68.26%
16	To reappoint KPMG LLP as Auditors.	11,300,158,021	98.70	148,322,981	1.30	15,113,601	68.27%
17	To authorise the Board Audit Committee to set the remuneration of the Auditors.	11,440,080,182	99.92	9,013,748	0.08	14,500,676	68.27%
18	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	11,198,591,631	99.01	112,492,402	0.99	152,510,570	67.45%
19	To authorise the Directors to allot shares and equity securities.	10,818,544,405	94.49	630,264,985	5.51	14,785,213	68.27%
20	To authorise the Directors to allot equity securities for cash and/or sell treasury shares other than on a pro rata basis to shareholders of no more than 5% of issued share capital.	11,160,246,912	97.49	287,483,293	2.51	15,864,402	68.27%
21	To authorise the Directors to allot equity securities for cash and/or sell treasury shares other than on a pro rata basis to shareholders of no more than 5% of issued share capital in connection with an acquisition or specified capital investment.	10,996,934,143	96.06	450,700,722	3.94	15,959,742	68.27%
22	To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.	11,252,640,901	98.30	194,169,214	1.70	16,784,487	68.26%
23	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.	11,194,105,433	97.80	252,009,639	2.20	17,479,530	68.26%
24	To authorise the Company to purchase its own shares.	11,269,172,494	98.62	157,112,355	1.38	37,309,759	68.14%
25	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days' notice.	11,004,205,590	96.12	444,501,721	3.88	14,887,295	68.27%
26	To approve Barclays' Climate Strategy, Targets and Progress 2022.	9,171,063,235	80.81	2,177,434,005	19.19	115,105,456	67.67%
* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

The Board notes the voting result of 80.81% in relation to the climate strategy resolution. There has been extensive engagement with stakeholders around this issue ahead of the AGM and over the last 12 months and we greatly value the input and feedback provided. We are aware of a spectrum of views across the share register, but we are pleased the majority of shareholders have supported the resolution and we will continue to engage around this issue and look forward to providing an update on green financing later in the year.

As at 6.30pm on Friday 29 April 2022, the time by which shareholders who wanted to vote at the AGM must have been entered on the Company's register of members, there were 16,769,307,716 ordinary shares in issue.  Shareholders are entitled to one vote per share on a poll.

In accordance with Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

- ENDS -

For further information, please contact:

Investor Relations Chris Manners +44 (0) 20 7773 2136	Media Relations Jonathan Tracey +44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website home.barclays